================================================================================

                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)

[X]      ANNUAL REPORT  PURSUANT TO SECTION 15(D) OF THE  SECURITIES
         EXCHANGE ACT OF 1934
                For the year ended December 30, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from ____________ to ______________


                         Commission file number 0-19277



A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900




================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                    CONTENTS

                           DECEMBER 30, 2000 AND 1999




                                                                        Pages
                                                                        -----
Report of Independent Public Accountants                                 F-1

Statements of Net Assets Available for Benefits as of
  December 30, 2000 and 1999                                             F-2

Statements of Changes in Net Assets Available for Benefits for
  the Years Ended December 30, 2000 and 1999                             F-3

Notes to Financial Statements                                         F-4 - F-9

Schedule of Assets Held for Investment Purposes as of
  December 30, 2000                                                  F-10 - F-12

Schedule of Reportable Transactions for the Year Ended
  December 30, 2000                                                      F-13

Signature                                                                F-14

Exhibit 1 - Consent of Independent Public Accountants                    F-15

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Hartford Financial Services Group, Inc.:

We have audited the accompanying Statements of Net Assets Available for Benefits of The Hartford Investment and Savings Plan as of December 30, 2000 and 1999, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 18, 2001

                                                                                                                    EIN# 06-0383750
                                                                                                                          PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 30, 2000 AND 1999
                                ($ IN THOUSANDS)



-----------------------------------------------------------------------------------------------------------------------------------
                                                                   2000                                     1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   NON-                                     NON-
                                                                  MEMBER       MEMBER                      MEMBER       MEMBER
                                                     TOTAL       DIRECTED     DIRECTED        TOTAL       DIRECTED     DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     The Hartford Financial Services Group,
      Inc. common stock (13,479,052 and
      13,908,210 shares)                         $    951,958  $   727,218  $     224,740 $    654,555  $   492,880  $     161,675
     Hartford Life, Inc. common stock (1999 -
      1,634,984 shares)                                    --           --             --       70,304       40,003         30,301
     Standard & Poor's 500 Index Portfolio            253,439           --        253,439      298,957           --        298,957
     Mutual funds                                     298,638           --        298,638      204,421           --        204,421
     Pooled temporary investments                      33,024       14,223         18,801       16,523        9,968          6,555
   Investment in group annuity contracts, at
    contract value                                    319,639           --        319,639      285,834           --        285,834
   Loans receivable                                    35,429           --         35,429       37,889           --         37,889
   Dividends and interest receivable                    6,584        3,537          3,047        5,002        2,651          2,351
   Contributions receivable                             3,676        1,211          2,465        3,533        1,180          2,353
                                                 ----------------------------------------------------------------------------------
      TOTAL ASSETS                                  1,902,387      746,189      1,156,198    1,577,018      546,682      1,030,336
                                                 ----------------------------------------------------------------------------------
LIABILITIES
   Interfund transfers pending                             --          573           (573)          --          167           (167)
   Unsettled net security purchases (sales)             3,720         (189)         3,909        1,515         (280)         1,795
                                                 ----------------------------------------------------------------------------------
      TOTAL LIABILITIES                                 3,720          384          3,336        1,515         (113)         1,628
                                                 ----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                $  1,898,667  $   745,805  $   1,152,862 $  1,575,503  $   546,795  $   1,028,708
-------------------------------------------------==================================================================================


The accompanying notes are an integral part of these financial statements.

                                                                                                                   EIN# 06-0383750
                                                                                                                         PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 30, 2000 AND 1999
                                ($ IN THOUSANDS)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                   2000                                     1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   NON-                                     NON-
                                                                  MEMBER       MEMBER                      MEMBER       MEMBER
                                                     TOTAL       DIRECTED     DIRECTED        TOTAL       DIRECTED     DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized gains (losses)  $    304,637  $   267,618  $      37,019 $    (53,745) $   (99,677) $      45,932
     Dividends and interest                            61,752       11,254         50,498       40,281       10,541         29,740
                                                 ----------------------------------------------------------------------------------
       Total investment income (loss)                 366,389      278,872         87,517      (13,464)     (89,136)        75,672
   Interest on participant loans                        3,205           --          3,205        3,555          162          3,393
   Repayment of participant loans                          --           --             --           --        1,354         (1,354)
   Employee contributions                              63,550           --         63,550       60,873           --         60,873
   Employer contributions, net of forfeitures          26,607       25,894            713       25,465       24,944            521
   Rollovers                                            8,119           --          8,119        8,302           --          8,302
   Other, net                                           1,043      (11,814)        12,857         (141)      (5,784)         5,643
                                                 ----------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                   468,913      292,952        175,961       84,590      (68,460)       153,050
                                                 ----------------------------------------------------------------------------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                     --      (42,139)        42,139           --      (14,107)        14,107
   Loans to participants                                   --         (650)           650           --         (859)           859
   Administrative expenses                             (3,276)      (1,086)        (2,190)      (2,765)      (1,111)        (1,654)
   Benefits paid to members                          (142,473)     (50,067)       (92,406)    (106,980)     (38,054)       (68,926)
                                                 ----------------------------------------------------------------------------------
       TOTAL DEDUCTIONS                              (145,749)     (93,942)       (51,807)    (109,745)     (54,131)       (55,614)
                                                 ----------------------------------------------------------------------------------
NET INCREASE (DECREASE)                               323,164      199,010        124,154      (25,155)    (122,591)        97,436
                                                 ----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                1,575,503      546,795      1,028,708    1,600,658      669,386        931,272
                                                 ----------------------------------------------------------------------------------
    END OF YEAR                                  $  1,898,667  $   745,805  $   1,152,862 $  1,575,503  $   546,795  $   1,028,708
-------------------------------------------------==================================================================================

The accompanying notes are an integral part of these financial statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 30, 2000 AND 1999
                          (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries ("The Hartford" or the "Company") provide life and property and casualty insurance to both individual and commercial customers in the United States and internationally.

On June 27, 2000, The Hartford acquired all of the outstanding shares of Hartford Life, Inc. ("Hartford Life" or "HLI") that the Company did not already own ("The HLI Repurchase"). As a result, HLI became a wholly-owned subsidiary of The Hartford. While Hartford Life continues to exist as a company, Hartford Life stock no longer is listed or traded on the New York Stock Exchange. Proceeds received by The Hartford Investment and Savings Plan (the "Plan") from The HLI Repurchase of $70,888 were used by the trustee to purchase shares of The Hartford common stock. All of the assets that were remaining in Hartford Life Company Stock Fund, after the purchase of the shares was completed, were transferred to Hartford Financial Services Group, Inc. Stock Fund. After the purchase of HLI shares was completed, future employee contributions were redirected to Hartford Financial Services Group, Inc. Stock Fund.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

General
-------

The Plan is a defined contribution plan covering all full-time and some part-time employees of the Company who have six months or more of service and who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, Bankers Trust Company, under the trust agreement established for the purposes of this Plan.

Contributions
-------------

Plan members may generally elect to save 2% to 16% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the "Code").

An amount equal to 50% of a member's Basic Savings is matched by the Company. Basic Savings are contributions which are not in excess of the first 6% of base salary. Members' savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates 0.5% of base salary to the Floor Company Contribution Account of each eligible employee. Matching Company contributions and Floor Company contributions are invested in Hartford Financial Services Group, Inc. Stock Fund.

On December 30, 2000 for the 2001 Plan year and December 30, 1999 for the 2000 Plan year, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions are less than the guaranteed fixed minimum amount at the end of the Plan year, an additional matching contribution would be made to the participants. The minimum contribution was met for the 2000 Plan year.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays for the administrative expenses of the Plan up to 0.25% of the market value of Trust assets. The Company continues to pay certain Plan administrative expenses which cannot be paid by the Trust.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan document. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in Company-matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement, disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan. Floor contributions are 100% vested when allocated to each member's account.

Investment Options
------------------

Contributions of member savings are invested in any one or more of the funds listed below in multiples of 1%, as elected by the member.

 [1], [2]  HARTFORD FINANCIAL          This fund's  investment  objective is to
           SERVICES GROUP, INC.        seek long-term  capital  appreciation by
           STOCK FUND                  investing  in the  common  stock  of The
                                       Hartford.

 [1],[3]   HARTFORD  LIFE COMPANY      This fund's  investment  objective was to
           STOCK FUND                  seek long-term  capital  appreciation by
                                       investing in the class A common stock of Hartford Life, Inc.

    [1]    INDEX FUND                  This fund's  investment  objective is to
                                       seek  investment  results that track the
                                       overall  performance  of the  Standard &
                                       Poor's   ("S&P")   500  Stock  Index  by
                                       investing in stocks in the S&P 500 Stock
                                       Index.

    [1]    STABLE VALUE FUND           This fund's  investment  objective is to
                                       seek a stable  and  predictable  rate of
                                       return  and  preservation  of capital by
                                       investing  in  group  annuity  contracts
                                       issued   by  a   diversified   group  of
                                       high-quality  life insurance  companies,
                                       which may include an affiliate, Hartford
                                       Life,  deposit  agreements  issued  by a
                                       diversified group of high-quality banks,
                                       U.S.    government    obligations    and
                                       asset-backed securities.

    [1]    ADVISERS FUND               This fund's  investment  objective is to
                                       seek long-term total return by investing
                                       primarily   in  the   stocks   of   U.S.
                                       companies,    bonds   and   other   debt
                                       securities,     and     money     market
                                       instruments.

    [1]    BOND  INCOME  STRATEGY      This fund's  investment  objective is to
           FUND                        seek  a high  level  of  current  income
                                       consistent  with  a  competitive   total
                                       return as compared  with bond funds with
                                       similar   investment    objectives   and
                                       policies  by   investing   primarily  in
                                       investment-grade bonds.

    [1]    MONEY MARKET FUND           This fund's  investment  objective is to
                                       seek maximum  current income  consistent
                                       with  liquidity  and   preservation   of
                                       capital  by  investing  in  cash,   cash
                                       equivalents   and   high-quality    debt
                                       securities.

    [1]    DIVIDEND  AND  GROWTH       This fund's  investment  objective is to
           FUND                        seek   current   income  and  growth  of
                                       capital by investing primarily in large,
                                       well-known   U.S.   companies  that  pay
                                       above-average dividends.

    [1]    INTERNATIONAL               This fund's  investment  objective is to
           OPPORTUNITIES FUND          seek  long-term  growth  of  capital  by
                                       investing primarily in the stocks of large non-U.S. companies.

    [1]    CAPITAL APPRECIATION FUND   This fund's  investment  objective is to
                                       seek capital appreciation by investing primarily in the stocks of small, medium and large U.S. companies.

    [1]    SMALL COMPANY FUND          This fund's  investment  objective is to
                                       seek capital  appreciation  by investing
                                       primarily  in stocks  of U.S.  companies
                                       with market  capitalization of less than
                                       $2 billion  that the  portfolio  manager
                                       believes  have  above-average   earnings
                                       growth potential.

    [1]    MIDCAP FUND                 This fund's  investment  objective is to
                                       seek capital  appreciation  by investing
                                       primarily    in   stock   with    market
                                       capitalization in the range represented by the S&P MidCap 400 Index.

    [1]    HIGH YIELD FUND             This fund's  investment  objective is to
                                       seek high current  income with growth of
                                       capital as a secondary  consideration by
                                       investing    primarily   in   securities
                                       considered to be below investment grade quality.

    [1]    GLOBAL LEADERS FUND         This fund's  investment  objective is to
                                       seek growth of capital by  investing  in
                                       stocks of U.S.  and  non-U.S.  companies
                                       that are leaders in their  industries as
                                       indicated  by  an   established   market
                                       presence and a strong global, regional, or country competitive position.

 [1],[4]   GLOBAL HEALTH FUND          This fund's  investment  objective is to
                                       seek long-term  capital  appreciation by
                                       investing  at  least  80% of  its  total
                                       assets  in  the  equity   securities  of
                                       health care companies worldwide.

 [1],[4]   GLOBAL TECHNOLOGY FUND      This fund's  investment  objective is to
                                       seek long-term  capital  appreciation by
                                       investing  at  least  80% of  its  total
                                       assets  in  the  equity   securities  of
                                       technology companies worldwide.

 [1], [4]  STOCK FUND                  This fund's  investment  objective is to
                                       seek long-term capital appreciation with income as a secondary consideration by investing in stocks of U.S. and non-U.S.
                                       companies.

[1] Indicates party-in-interest with The Hartford or certain of its subsidiaries. See Note 8 for further discussion.

[2] An amendment effective January 1, 2000 renamed the fund from the former "Hartford Company Stock Fund".

[3]       Terminated on August 3, 2000.

[4]       Became effective September 1, 2000.


Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1 to a maximum equal to the lesser of $50 or 50 % of their vested account balances. Loan transactions are treated as transfers from (to) the investment funds to (from) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate (as published in the Wall Street Journal) plus 1% and remains fixed for the term of the loan. The interest rate is determined quarterly.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts or, subject to certain conditions, annual installments over a period not greater than twenty years. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures
-----------

Forfeitures of the nonvested portion of any member's Company contributions are applied to reduce future Company contributions. Forfeitures were immaterial for the years ended December 30, 2000 and 1999.

NOTE 2.  ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirement for a defined contribution plan to disclose member directed investment programs, and was adopted for the 1999 Plan year financial statements.

NOTE 3.  INVESTMENTS

The following investments represented 5 % or more of the Plan's net assets.

                                                                                                   DECEMBER 30,
                                                                                              2000             1999
     ----------------------------------------------------------------------------------- ---------------- ----------------
     The Hartford Financial Services Group, Inc. common stock (13,479,052 and
     13,908,210 shares)                                                                  $     951,958*   $     654,555*
     S&P 500 Index Portfolio-Hartford GA-6226                                                  253,439          298,957
     Stable Value Fund - group annuity contracts                                               319,639          285,834
     ----------------------------------------------------------------------------------- -- ------------- -- -------------

     * - Includes non-member directed assets

For the years ended December 30, 2000 and 1999, the Plan's investments appreciated (depreciated) as follows:

                                                                                                   DECEMBER 30,
                                                                                              2000             1999
     ----------------------------------------------------------------------------------- -- ------------- -- -------------
     The Hartford Financial Services Group, Inc. common stock                            $     338,985    $     (115,737)
     Hartford Life, Inc. common stock (For 2000, for the period through June 27, 2000)
                                                                                                12,944           (22,016)
     Standard & Poor's 500 Index Portfolio                                                     (25,045)           50,819
     Mutual funds                                                                              (22,247)           33,189
     ----------------------------------------------------------------------------------- -- ------------- -- -------------
     Net realized and unrealized gains (losses)                                          $     304,637    $      (53,745)
     ----------------------------------------------------------------------------------- -- ------------- -- -------------

NOTE 4.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of Hartford Financial Services Group, Inc. Stock Fund and Hartford Life Company Stock Fund is based on quoted market prices. Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 30, 2000, the estimated fair value of the group annuity contracts was $319,639. The average yield and weighted average crediting interest rate on these contracts was 6.56% and 6.80%, respectively, for the year ended December 30, 2000, and 6.20% and 6.16%, respectively, for the year ended December 30, 1999. Crediting interest rate resets are generally made quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 5.  FEDERAL INCOME TAX

On February 25, 1998, a favorable determination was received from the Internal Revenue Service as to the tax-qualified status of the Plan. While the Plan has been amended subsequent to the receipt of the determination letter, the Plan administrator believes that the Plan is designed and is being operated in compliance with applicable provisions of the Code and other applicable law, and there have been no amendments, changes or events, which have occurred, which could affect the Plan's qualified status. Accordingly, no provision for income taxes has been made in the Plan's financial statements.

NOTE 6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interest of affected members shall automatically become nonforfeitable.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 30, 2000 and 1999, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:

                                                                                              2000             1999
     ----------------------------------------------------------------------------------- ---------------- ----------------
     Net assets available for plan benefits per financial statements                     $    1,898,667   $    1,575,503
     Amounts allocated to withdrawing members                                                    (1,291)            (378)
     ----------------------------------------------------------------------------------- -- ------------- -- -------------
     Net assets available for plan benefits per Form 5500                                $    1,897,376   $    1,575,125
     ----------------------------------------------------------------------------------- -- ------------- -- -------------

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to Form 5500:

                                                                                              2000             1999
     ----------------------------------------------------------------------------------- ---------------- ----------------
     Benefits paid to members per financial statements                                   $      142,473   $      106,980
     Amounts allocated to withdrawing members at end of year                                      1,291              378
     Amounts allocated to withdrawing members at beginning of year                                 (378)            (254)
     ----------------------------------------------------------------------------------- -- ------------- -- -------------
     Benefits paid to members per Form 5500                                              $      143,386   $      107,104
     ----------------------------------------------------------------------------------- -- ------------- -- -------------

Amounts allocated to withdrawing members are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not paid as of that date.

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by Bankers Trust Company amounted to $615 and $561 for the years ended December 30, 2000 and 1999, respectively. Fees paid by the Plan to certain subsidiaries of the Company for investment management services and the issuance of group annuity contracts amounted to $76 and $85 for the years ended December 30, 2000 and 1999, respectively. In addition, certain Plan investments are shares of The Hartford common stock for the 2000 and 1999 Plan years and Hartford Life common stock for the 1999 Plan year only. Since The Hartford is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

                                                                                                                   EIN# 06-0383750
                                                                                                                         PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 30, 2000
                                ($ IN THOUSANDS)

                                     (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                 (E) CURRENT
(A)    (B) IDENTITY OF PARTY              INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST          VALUE
------------------------------------------------------------------------------------------------------------------------------------

       Hartford Financial Services Group, Inc. Stock Fund
       --------------------------------------------------
*      The Hartford Financial
          Services Group, Inc.       Hartford Financial Services Group, Inc. common stock             $     447,937  $       951,856
*      Bankers Trust Company         BT Pyramid Directed Account Cash Fund - STIF                            18,617           18,617
                                                                                                                     ---------------
                                              SUBTOTAL                                                                       970,473
                                                                                                                     ---------------

       Stock Fund
       ----------
*      The Hartford Financial        Hartford Mutual Funds, Inc. Stock Fund
          Services Group, Inc.                                                                                  ***            1,139
                                                                                                                     ---------------
                                              SUBTOTAL                                                                         1,139
                                                                                                                     ---------------
       Clearing Account
       ----------------
*      Bankers Trust Company         BT Pyramid Directed Account                                                ***            1,189
*      The Hartford Financial
          Services Group, Inc.       Hartford Financial Services Group, Inc. common stock                       ***              102
                                                                                                                     ---------------
                                              SUBTOTAL                                                                         1,291
                                                                                                                     ---------------

       Index Fund
       ----------
*      Hartford Life Insurance
          Company                    S&P 500 Index Portfolio-Hartford GA - 6226, S/A BI                         ***          253,439
                                                                                                                     ---------------
                                              SUBTOTAL                                                                       253,439
                                                                                                                     ---------------
       Stable Value Fund
       -----------------
*      Bankers Trust Company         BT Pyramid Discretionary Account Cash Fund - STIF                          ***           12,479
       Business Mens Assurance       Group Annuity Contract #1412, 7.64%, 11/30/2004                            ***            9,284
       Caisse des Depots et
          Consignations              Group Annuity Contract  #BR302-01, 6.98%, 01/01/2002                       ***           11,579
       Continental Assurance Company
                                     Group Annuity Contract #24022, 6.58%, 12/31/2001                           ***            3,153
       Jackson National Life
          Insurance Company          Group Annuity Contract #1226, 6.04%, 8/27/2001                             ***            2,512
       Monumental Life Insurance
          Company                    Group Annuity Contract #ADA00212TR, 6.69% **                               ***           61,536
       Morgan Guaranty Trust Company
                                     Group Annuity Contract  #AITTH01, 6.77% **                                 ***           85,787
       Principal Life Insurance
          Company                    Group Annuity Contract #GA 4-36623, 5.78%, 01/21/2004                      ***           10,038

*       Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
***     Cost information not required for member directed investments.

The accompanying financial statements are an integral part of this schedule.

                                                                                                                   EIN# 06-0383750
                                                                                                                         PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 30, 2000
                                ($ IN THOUSANDS)

                                      (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                (E) CURRENT
(A)    (B) IDENTITY OF PARTY               INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST         VALUE
------------------------------------------------------------------------------------------------------------------------------------
       Protective Life Insurance
          Company                     Group Annuity Contract #GA1628, 7.34%, 5/30/2003                 $      ***    $        3,221
       Sun America Life Insurance
          Company                     Group Annuity Contract #4670, 6.81%, 10/16/2001                         ***             1,555
       Transamerica Insurance Company Group Annuity Contract #TDA76592TR, 6.98%, 1/25/2015                    ***            79,295
       Union Bank of Switzerland      Group Annuity Contract #3024, 6.73% **                                  ***            51,679
                                                                                                                     ---------------
                                               SUBTOTAL                                                                     332,118
                                                                                                                     ---------------

       Advisers Fund
       -------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Advisers Fund #BL416645786
          Services Group, Inc.                                                                                ***            62,881
                                                                                                                     ---------------
                                               SUBTOTAL                                                                      62,881
                                                                                                                     ---------------

       Bond Income Strategy Fund
       -------------------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. Bond Income Strategy Fund                   ***             9,255
                                                                                                                     ---------------
                                               SUBTOTAL                                                                       9,255
                                                                                                                     ---------------

       Money Market Fund
       -----------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. Money Market Fund                           ***            17,693
                                                                                                                     ---------------
                                               SUBTOTAL                                                                      17,693
                                                                                                                     ---------------

       Dividend and Growth Fund
       ------------------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. Dividend and Growth Fund                    ***            20,203
                                                                                                                     ---------------
                                               SUBTOTAL                                                                      20,203
                                                                                                                     ---------------

       International Opportunities Fund
       --------------------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. International Opportunities Fund
          Services Group, Inc.                                                                                ***            15,335
                                                                                                                     ---------------
                                               SUBTOTAL                                                                      15,335
                                                                                                                     ---------------

       Capital Appreciation Fund
       -------------------------
*      The Hartford Financial
          Services Group, Inc.           Hartford Mutual Funds, Inc. Capital Appreciation Fund                  ***          75,832
                                                                                                                     ---------------
                                               SUBTOTAL                                                                      75,832
                                                                                                                     ---------------

*       Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
***     Cost information not required for member directed investments.

The accompanying financial statements are an integral part of this schedule.

                                                                                                                   EIN# 06-0383750
                                                                                                                         PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 30, 2000
                                ($ IN THOUSANDS)

                                      (C)  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                 (E) CURRENT
(A)    (B) IDENTITY OF PARTY               INTEREST, COLLATERAL, PAR OR MATURITY VALUE                 (D)  COST          VALUE
------------------------------------------------------------------------------------------------------------------------------------


       Small Company Fund
       ------------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. Small Company Fund                   $          *** $       28,757
                                                                                                                      --------------
                                               SUBTOTAL                                                                       28,757
                                                                                                                      --------------


       MidCap Fund
       -----------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. MidCap Fund                                     ***         47,206
                                                                                                                      --------------
                                               SUBTOTAL                                                                       47,206
                                                                                                                      --------------

       High Yield Fund
       ---------------
*      The Hartford Financial
          Services Group, Inc.         Hartford Mutual Funds, Inc. High Yield Fund                                ***          1,613
                                                                                                                      --------------
                                               SUBTOTAL                                                                        1,613
                                                                                                                      --------------

       Global Leaders Fund
       -------------------
*      The Hartford Financial
          Services Group, Inc.         Hartford Mutual Funds, Inc. Global Leaders Fund                            ***         10,134
                                                                                                                      --------------
                                               SUBTOTAL                                                                       10,134
                                                                                                                      --------------

       Global Health Fund
       ------------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. Global Health Fund                              ***          3,295
                                                                                                                      --------------
                                               SUBTOTAL                                                                        3,295
                                                                                                                      --------------
       Global Technology Fund
       ----------------------
*      The Hartford Financial
          Services Group, Inc.         Hartford Mutual Funds, Inc. Global Technology Fund                         ***          5,295
                                                                                                                      --------------
                                               SUBTOTAL                                                                        5,295
                                                                                                                      --------------
       Bankers Trust Company Cash Fund-STIF
       ------------------------------------
*      Bankers Trust Company           BT Pyramid Directed Account Cash Fund-STIF                                 ***             12
*      Bankers Trust Company           BT Pyramid Discretionary Account Cash Fund-STIF                            ***            727
                                                                                                                      --------------
                                               SUBTOTAL                                                                          739
                                                                                                                      --------------
       Loan Fund
       ---------
*      Loans to Participants           Loans Receivable from Participants, maturing at various dates
                                         bearing interest at rates from 7.0% - 11.5%                              N/A         35,429
                                                                                                                      --------------
                                               SUBTOTAL                                                                       35,429
                                                                                                                      --------------
                                               TOTAL                                                                  $    1,892,127
                                                                                                                      ==============

*       Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
***     Cost information not required for member directed investments.

The accompanying financial statements are an integral part of this schedule.

                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100
                                                  THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                                     SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 30, 2000
                                                              ($ IN THOUSANDS)



                                                                        (C)           (D)         (E)           (F)
             (A)                              (B)                    PURCHASE       SELLING      LEASE       EXPENSE
      IDENTITY OF PARTY              DESCRIPTION OF ASSET             PRICE          PRICE       RENTAL      INCURRED
-----------------------------------------------------------------------------------------------------------------------
   Hartford Life, Inc.          Hartford Life Company Stock Fund     $     --     $  100,157   $    --      $   --
   The Hartford Financial       The Hartford Financial Services
   Services Group, Inc.         Group, Inc. common stock                   --        195,460        --          --
   The Hartford Financial       The Hartford Financial Services
   Services Group, Inc.         Group, Inc. common stock               89,361             --        --          --
-----------------------------------------------------------------------------------------------------------------------

                                                                                                                  EIN# 06-0383750
                                                                                                                        PLAN# 100

                                                  THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                                     SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 30, 2000
                                                              ($ IN THOUSANDS)
                                                                (continued)


                                                                                      (H)
                                                                      (G)        CURRENT VALUE OF       (I)
             (A)                              (B)                   COST OF         ASSETS ON           NET
      IDENTITY OF PARTY              DESCRIPTION OF ASSET           ASSEST      TRANSACTION DATE       GAIN
---------------------------------------------------------------------------------------------------------------
   Hartford Life, Inc.          Hartford Life Company Stock Fund   $ 95,053       $ 100,157          $  5,104
   The Hartford Financial       The Hartford Financial Services
   Services Group, Inc.         Group, Inc. common stock             97,756         195,460            97,704
   The Hartford Financial       The Hartford Financial Services
   Services Group, Inc.         Group, Inc. common stock             89,361          89,361                --
---------------------------------------------------------------------------------------------------------------

The accompanying financial statements are an integral part of this schedule.

                                    SIGNATURE




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.





                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (NAME OF PLAN)




                                    BY:  /S/  FRANCIS A. DORION
                                         --------------------------------------
                                         (FRANCIS A. DORION, PLAN ADMINISTRATOR)



JUNE 18, 2001
-------------
(DATE)

                                                                       EXHIBIT 1




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Hartford Financial Services Group, Inc.:

As independent public accountants, we hereby consent to the incorporation of our
report  included  in  this  Form  11-K  into  the  Company's   previously  filed
registration statement on Form S-8 (Registration No. 33-80663).



                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 18, 2001